FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NUMBERS 333-108131 AND 333-75148
Prospectus Supplement dated November 21, 2008
to the Prospectus dated January 28, 2004
United States Steel Corporation
Dividend Reinvestment and Stock Purchase Plan
This prospectus supplement dated November 21, 2008 (the “Prospectus Supplement”) is part of the prospectus of the United States Steel Corporation (“U. S. Steel” or “USS”) relating to the U. S. Steel Dividend Reinvestment and Stock Purchase Plan (the “Plan”), dated January 28, 2004, together with a prospectus supplement dated November 5, 2007 (the “Prospectus”). This Prospectus Supplement supplements, modifies or supersedes certain information contained in the Prospectus and should be read in conjunction with the Prospectus.
U. S. Steel has amended the Plan (the “Plan Amendment”) to remove the ability of non-stockholders of U. S. Steel to make an initial investment in U. S. Steel through enrollment in the Plan. U. S. Steel suspended the ability of non-stockholders to make an initial investment in U. S. Steel through enrollment in the Plan in July 2005. The purpose of this Prospectus Supplement is to give effect to the Plan Amendment by removing all references to initial cash investments.
Certain sections of the Prospectus are amended and restated as set forth herein. The headings and page numbers coincide with the headings and page numbers found in the Prospectus. Any section of the Prospectus not included herein has not been amended by this Prospectus Supplement.
Plan Introduction, pg. 3
United States Steel Corporation (“U. S. Steel” or “USS”) is pleased to send you this prospectus describing the United States Steel Corporation Dividend Reinvestment and Stock Purchase Plan (the “Plan”). The Plan provides a simple and convenient method to purchase additional shares of U. S. Steel common stock and to have cash dividends automatically reinvested.
IF YOU ARE ALREADY PARTICIPATING IN THE PLAN, NO ACTION IS REQUIRED.
Some of the significant features of the Plan include:
—Purchases through the reinvestment of quarterly dividends of up to $15,000 (more with permission of U. S. Steel).
—Purchase of shares through optional cash investments (minimum $50) up to $10,000 per month (more with permission of U. S. Steel).

—Option of monthly investment through automatic bank debits.

—Optional cash investments generally invested within a week of receipt.

—Purchase of shares at a discount of up to 3% from time to time, upon notice from U. S. Steel.

—Simplified record keeping, with quarterly statements of your Plan account.

—Option to deposit shares for safekeeping.
Please note, Plan service fees have changed. Please see Schedule II for more information about these fees.
Your participation is entirely voluntary and you may terminate your participation at any time. Once you are enrolled in the Plan, your enrollment will be continued unless you notify the General Administrator otherwise. If you wish to join the Plan or change your investment option, please complete and sign an authorization form and return it to the General Administrator (see Schedule III for information about the General Administrator).

Enrollment, pg. 16
The following table explains how to enroll in the Plan:

•	If you own U. S. Steel common stock in your name	You can join the Plan by returning a completed authorization form to the General Administrator. (See Schedule II for information about fees and Schedule III for information about the General Administrator.)

•	If you own U. S. Steel common stock through a broker	To participate directly in the Plan, you should direct your broker, bank, or trustee to register some or all of your U. S. Steel common stock directly in your name. You can then get started in the Plan by returning a completed authorization form to the General Administrator. Authorization forms are mailed automatically once shares are registered in your name. (See Schedule II for information about fees and Schedule III for information about the General Administrator.)
Investment Options and Limitations—Optional and Initial Cash Investments, pg. 18
•	Optional Cash Investments

Optional Cash Investments. As a Plan participant, you can purchase additional shares of U. S. Steel common stock by using the Plan’s optional cash investment feature. Dividends on these additional shares will be invested according to your current Plan dividend reinvestment instructions (you may change your instructions at any time). Unless otherwise instructed, the General Administrator will automatically assume that distributions on any additional shares are to be reinvested and retained in the Plan.
Investment Options and Limitations—Investment Methods, pg. 18
Shares can be purchased by check or through automatic withdrawal from your bank account:
•	By Check. You can make optional cash investments by sending a check, payable to the General Administrator (see Schedule III), and the appropriate form. Do not send cash or money orders.

•	By Automatic Withdrawal from Your Bank Account. If you wish to make regular monthly purchases, you can authorize an automatic monthly withdrawal from your bank account by completing the reverse side of the authorization form. This feature enables you to make ongoing investments without writing a check. Funds will be deducted from your bank account on, or shortly after, the fifth day of each month. If this date falls on a bank holiday or weekend, funds will be deducted on, or shortly after, the next business day. Please allow up to six weeks for the first automatic monthly withdrawal to be initiated. You must notify the General Administrator in writing to change or terminate automatic withdrawal.
Because funds will normally be invested on Friday of each week, funds from checks received after 2:00 p.m. (Eastern Time) on Thursday will normally be invested on Friday of the following week. Interest will not be paid on amounts held pending investment. Shares purchased pursuant to a check may not be sold or withdrawn from the Plan for a period of 14 days from the purchase date of the shares. A fee will be assessed for a check that is returned for insufficient funds (See Schedule II, “Plan Service Fees”).
Investment Options and Limitations—Limitations on Purchases, pg. 18
•	Optional Cash Investments
—	at least $50 at any one time

—	no more than $10,000 in any one month
•	Dividend Reinvestments

—	up to $15,000 per dividend payment
•	All limitations may be waived by U. S. Steel upon written request
Investment Options and Limitations—Aggregation of Plan Accounts for Purpose of Limitations, pg. 19
For the purpose of the above limitations (“Plan Limits”), U. S. Steel may aggregate all reinvested dividends and optional cash investments for participants with more than one Plan account using the same Social Security Number or Taxpayer Identification Number. For participants unable to supply a Social Security Number or Taxpayer Identification Number, their participation may be limited by U. S. Steel to only one Plan account.
Also for the purpose of such Plan Limits, all Plan accounts which U. S. Steel believes to be under common control or management or to have common ultimate beneficial ownership may be aggregated. Unless U. S. Steel has determined that reinvestment of dividends and investment of optional cash investments for each such account would be consistent with the purposes of the Plan, U. S. Steel will have the right to aggregate all such accounts and to return, without interest, within 30 days of receipt, any amounts in excess of the investment limitations applicable to a single Plan account received in respect of all such accounts.
Investment Options and Limitations—Waiver of Limitations, pg. 19
Optional cash investments in excess of $10,000 per month may be made only pursuant to a written Waiver of Limitation by U. S. Steel for the total amount submitted. A copy of such written approval must accompany any payment to which this limitation applies.
Requests for waiver of the $15,000 limitation on reinvestment of dividends and other questions concerning waivers should be directed to U. S. Steel at (412) 433-4707. It is solely within U. S. Steel’s discretion as to whether any waiver respecting the Plan Limits will be granted.
In deciding whether to approve a Waiver of Limitation request, U. S. Steel will consider relevant factors including, but not limited to, U. S. Steel’s need for additional funds, the attractiveness of obtaining such additional funds by the sale of U. S. Steel common stock by comparison to other sources of funds, the applicable purchase price, the participant submitting the request, the extent and nature of such participant’s prior participation in the Plan, whether U. S. Steel believes the participant may be effecting a distribution under federal securities laws, the number of shares of U. S. Steel common stock registered in the participant’s name and the aggregate amount of such dividends and optional cash investments in excess of the allowable maximum amounts for which requests have been submitted by all participants.
If requests are submitted for any Investment Date (see “Purchases Exceeding Plan Limits—Discount in Effect” on page 23 for a discussion of the Investment Date) in an aggregate amount exceeding the amount U. S. Steel is then willing to accept, U. S. Steel may honor such requests in order of receipt, pro rata or by any other method which U. S. Steel determines to be appropriate.
Purchase of Shares for the Plan—Purchase Intervals, pg. 19
The General Administrator will use optional cash investments to purchase shares of U. S. Steel common stock as promptly as practicable, normally once each week. To the extent dividends are declared, the General Administrator will use reinvested dividends to purchase shares on the quarterly dividend payment date. Purchases may be made over a number of days to meet the requirements of the Plan.
Purchase of Shares for the Plan—Source and Pricing of Shares—Discount, pg. 20
Discount. Shares purchased under the Plan may, in the sole discretion of U. S. Steel, be subject to a discount of 0 to 3% (“Discount”). The Discount will be established in U. S. Steel’s sole discretion after a review of current market conditions, the level of participation and current and projected capital needs. The Discount will apply to optional cash investments and the reinvestment of dividends. The Discount will be subtracted from the Purchase Price of shares purchased for the Plan. Notice will be given to participants or a public announcement will be made upon the implementation or discontinuance of any Discount.

Control Over Purchases, pg. 21
Unless otherwise provided herein, U. S. Steel decides whether purchases are to be made in the open market or from U. S. Steel and the General Administrator engages a bank or other agent for purposes of making open market purchases. Neither U. S. Steel, nor any participant in the Plan has the authority or power to control either the timing or pricing of shares purchased in the open market.
If you send in an optional cash investment, it is possible that the market price of U. S. Steel common stock could go up or down before your funds are used to purchase stock. Further, U. S. Steel may change the method of stock purchase (purchase in the open market or from U. S. Steel) at any time after the three month period following the last such change. This means you will not be able to precisely time your purchases through the Plan and will bear the market risk associated with fluctuations in the price of U. S. Steel common stock.
In addition, you will not earn interest on optional cash investments for the period before the shares are purchased.
Gifts, Transfers and Pledges of Shares, pg. 22
You can give or transfer shares of U. S. Steel common stock to anyone you choose by:
•	Submitting an optional cash investment on behalf of an existing stockholder in the Plan in an amount not less than $50 nor more than $10,000; or

•	Transferring shares from your Plan account to the recipient (minimum of five shares to each new Plan account).
You may transfer shares to new or existing stockholders. The General Administrator will automatically assign to such transferred shares full dividend reinvestment status. Participants, at their discretion, may elect another investment option by providing written notice to the General Administrator. If you participate in dividend reinvestment and you request to either (a) transfer all of your shares or (b) make a partial sale and transfer the balance of your shares between the ex-dividend and the dividend record date, the processing of your request may be held until after your Plan account is credited with reinvested dividends. This holding period could be as long as three weeks.
To transfer shares, you must have your signature guaranteed by a financial institution participating in the Medallion Guarantee Program (generally a broker or a bank). The Medallion Guarantee Program ensures that the individual signing the certificate or stock power is in fact the registered owner.
Held Shares may not be pledged and any such purported pledge shall be void. If you want to pledge your shares, you must first request that such shares be certificated and delivered to you (see “Issuance of Certificates”, below).
If you need additional assistance, please call the General Administrator (see Schedule III for information about the General Administrator).
Tracking Your Investments, pg. 23
The General Administrator will mail you a quarterly statement showing all transactions (shares, amounts invested, purchase prices) for your Plan account including year-to-date and other Plan account information. Supplemental statements or notices will be sent when you make an optional cash investment or a deposit, transfer or withdrawal of shares.
Please retain your statements to establish the cost basis of shares purchased under the Plan for income tax and other purposes and to avoid Plan account research fees (see Schedule II).
You should notify the General Administrator promptly of any change in address since all notices, statements and reports will be mailed to your address of record.
Plan of Distribution, pg. 25
Except to the extent the General Administrator facilitates the purchases of U. S. Steel common stock (“Common Shares”) in open market transactions, the Common Shares acquired under the Plan will be sold directly by U. S. Steel through the Plan. U. S. Steel may sell Common Shares to owners of shares (including brokers or dealers) who, in connection with any resales of such shares, may be deemed to be underwriters. In connection with any such transaction, compliance with Regulation M under the Securities Exchange Act of 1934 would be required. Such shares, including shares acquired pursuant to waivers granted with respect to the optional cash purchase feature of the Plan, may be resold in market transactions (including coverage of short positions) on any national securities exchange on which Common Shares trade or in privately negotiated transactions. The Common Shares are currently listed on the NYSE. Under certain circumstances, it is expected that a portion of the Common Shares available for issuance under the Plan will be issued pursuant to such waivers. The difference between the price such owners pay to U. S. Steel for Common Shares acquired under the Plan, after deduction of the applicable discount from the purchase price, and the price at which such shares are resold, may be deemed to constitute underwriting commissions received by such owners in connection with such transactions. Any such underwriter involved in the offer and sale of the Common Shares will be named in an applicable prospectus supplement. Any underwriting compensation paid by U. S. Steel to underwriters or agents in connection with the offering of the Common Shares, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in an applicable prospectus supplement.
Except with respect to open market purchases of Common Shares relating to reinvested distributions, U. S. Steel will pay any and all brokerage commissions and related expenses incurred in connection with purchases of Common Shares under the Plan. Upon withdrawal by a participant from the Plan by the sale of Common Shares held under the Plan, the participant will receive the proceeds of such sale less (i) a nominal fee per transaction (see Schedule II, “Plan Service Fees”) paid to the General Administrator (if such resale is facilitated by the General Administrator at the request of a participant), (ii) any related brokerage commissions and (iii) any applicable taxes.
Common Shares may not be available under the Plan in all states. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any Common Shares or other securities in any state or any other jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction.
Schedule II
United States Steel Corporation Common Stock
Dividend Reinvestment and
Stock Purchase Plan

Plan Service Fees
Reinvestment of Dividends	No Charge
Purchase of Shares (via check)	$0.05 per Share
Purchase of Shares (via Automatic Investment)	No Charge
Sale of Shares:
Transaction Fee	$15.00
Trading Fee	$0.10 per Share
Direct Deposit of Sale Proceeds	$5.00 per Occurrence
Gift or Transfer of Shares	No Charge
Safekeeping of Stock Certificates	No Charge
Certificate Issuance	No Charge
Returned Check	$25.00 per Check
Duplicate Statements:
Current Year or Most Recent Prior Year	No Charge
Other Prior Years	$15.00 per Year, up to $75.00 Max.
The fee for duplicate statements must be paid in advance. In all other cases, the applicable fees will be deducted from either the investment or proceeds from a sale.
Any trading fees paid by USS for which you are not charged will be reported to you as taxable income on Form 1099-Div.
All fees, including those for which there is currently “No Charge”, are subject to change; however, we will not change any fees without first notifying you.

Schedule III
Additional Information
For recorded information concerning the following Plan features, Call (412) 433-4707.
Current Administrator Information
Discount
Threshold Price
Requests for Waivers
Source of Shares—Open Market Purchase or U. S. Steel Issuance
Current Administrator Information
Wells Fargo is the current General Administrator. You may direct checks, correspondence, enrollment forms, and inquiries to the administrator at:
Wells Fargo Shareowner Services
P.O. Box 64856
St. Paul, MN 55164-0856
1-866-433-4801
Please include your daytime telephone number on all correspondence and use the transaction stub on the top of your quarterly statement for optional cash investments.
Other contact information for the General Administrator:
Website:

www.wellsfargo.com/shareownerservices
Courier Deliveries:
Wells Fargo Shareowner Services
161 N. Concord Exchange
South St Paul, MN 55075